February 13, 2024

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Nicholas Nalbantian

Lilyanna Peyser

Re:	SinglePoint Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed January 24, 2024 File No. 333-269516

Ladies and Gentlemen:

By letter dated February 8, 2024, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Singlepoint Inc. (the “Company,” “we,” “us,” or “our”) with comments on the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed January 24, 2024. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below in bold, followed by the Company’s response.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

1. It appears that you are attempting to rely on Instruction VII to Form S-1 to incorporate by reference previously filed and future filings of Exchange Act reports. Because you have not yet filed your Form 10-K for your most recently completed fiscal year, December 31, 2023, it appears that you have not satisfied the requirements of paragraph C of that instruction. Please either file your Form 10-K, including the information required by Part III, or revise your filing to include all disclosures required by Form S-1.

Response: The Company has revised the Registration Statement to include the disclosures required by Form S-1, without relying on Instruction VII to Form S-1 to incorporate such disclosures by reference to previously filed Exchange Act reports. The revised Registration Statement was filed on the date of this letter as Amendment No. 1 to Post-Effective Amendment No. 2 to Form S-1.

Should you have any further comments or questions please contact our outside counsel, Stephen Older at McGuireWoods LLP at (212) 548-2122.

Very truly yours,

/s/ William Ralston
William Ralston
CEO
SinglePoint Inc.